

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

Via E-mail
Benjamin Wolin
Chief Executive Officer
Everyday Health, Inc.
345 Hudson Street, 16th Floor
New York, NY 10014

>   **Re: Everyday Health, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 31, 2013**
>   **CIK No. 0001358483**

Dear Mr. Wolin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:

    -   "We are the leading provider of digital health and wellness solutions," pages 1 and 78.

    -   "Our content portfolio and data and analytics expertise provide marketers with a compelling platform….," pages1 and 78.

    -   "We believe that our premier content, large and highly engaged audience and data and analytics expertise position us well . . . .," pages 1 and 78.

    -   "Going forward health insurance companies will focus more directly on recruiting consumers to purchase their health insurance products on health insurance exchanges," page 80.

    -   "During the first half of 2013, we estimate an average of 40 million consumers and 500,000 healthcare professionals, including one-third of all U.S. physicians, engaged with our health and wellness properties each month across multiple platforms, including the web, mobile devices, video and social media," page 1, 78, and 84.

- *"www.EverydayHealth.com is a broad-based health information website . . . . created by <u>experienced</u> health writers,"* page 87

- *"www.MedPageToday.com provides physicians and other healthcare professionals with <u>peer-reviewed</u> breaking medical news,* page 87.

6. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus.
For example, you refer to Advertising Age, IDC and comScore on page 79 and "published reports" on page 80. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

7. To enable investors to understand your business, please enhance your disclosure to define or describe in more detail the terms "cost-per-impression," "cost-per-visitor," "number of qualified leads," and "audience aggregation events," on page 56 and "consumer health vertical" on page 81. Please provide context so a reader not familiar with your industry can understand your use of these terms.

<u>Prospectus Summary, page 1</u>

8. Please revise your summary to address how you generate revenue.

9. Please balance your disclosure by addressing your long-term debt and your history of losses.

<u>Risk Factors, page 13</u>

10. Please delete the last section of the third sentence in the introductory paragraph to the risk factor section that states "as well as other risks not currently known to [you] or that [you] currently consider immaterial." Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

11. Please tell us what consideration you gave to including a risk factor addressing the risks, if any, associated with servicing your long-term debt obligations.

<u>There are a number of risks associated with expansion of our business internationally, page 20</u>

12. Please further expand this risk factor to discuss the risks associated with your current operations in a foreign country to the extent that they are material. In this regard, we note your disclosure on page F-23 that you currently have a foreign subsidiary. Also provide further details about your current international operations in the "Business" section.

<u>Capitalization, page 46</u>

13. We note you include cash and cash equivalents within the total capitalization amount. Please note that cash and cash equivalents should not be counted as part of the total capitalization amount. As such, please revise to exclude them from your calculated total.

<u>Management's Discussion and Analysis of Financial Condition, page 53</u>

<u>Overview, page 53</u>

14. We note your disclosure in the penultimate paragraph of this section, on page 54, that in addition to the purchase price of the DDC Internet acquisition, you also incurred $1.4 million of compensation expense related to "the achievement of certain milestones" in 2012. Please further explain or cross-reference to the section where these milestones are discussed.

15. We note your disclosure on page 57 that "[y]our partner royalties are generally based on the amount of revenues generated on the particular property. In some cases, [you] guarantee the partner a minimum annual payment." Please further discuss the risk, if any, of possible losses as a result of the guaranteed minimum annual payment. In this regard, we note your disclosure on page F-40 that "the Company is required to pay minimum guaranteed payments over the term of the agreement, regardless of revenue generated by the Company."

<u>Results of Operations, page 59</u>

16. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your revenues from your premium services has continuously decreased from year end 2011 compared to 2012 and for the three months ended March 31, 2012 compared to March 31, 2013. Please elaborate and explain these trends. Please provide additional analysis concerning the quality and variability of your earnings so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In this regard, we also note your disclosure on page 66 that your primary sources of cash have historically included payment for your premium services. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Revenues, page 61

17. We note your disclosure on page 15 that the portion of your page views from mobile devices has increased rapidly and is expected to continue to increase in the foreseeable future. Additionally, you disclose on page 79 that according to IDC, mobile advertising is projected to significantly increase between 2012 and 2017. In light of this information, please tell us whether you consider advertising revenue by your various platforms (i.e., online versus mobile) to be a key metric in understanding trends in the business. If so, please tell us what consideration you gave to including this key metric within your discussion and analysis of changes in revenue. If not, please provide for us as part of your response an analysis of advertising revenue generated through online website versus mobile platforms for each of the periods presented.

18. You disclose that the increase in advertising and sponsorship revenues was attributable to both an increase in the number of advertisers that marketed their products on the professional properties in the *Everyday Health* portfolio and increases in revenue per advertiser. With a view towards transparency, please revise your filing to provide more insight into the reason(s) why these metrics increased as compared to the prior year so as to provide an analysis that allows the reader to better understand your business through the eyes of management. We refer you to Section III.B.4. of SEC Release No. 33-8350.

19. You disclose that the decrease in subscription fee revenue was primarily due to a decrease in your average paid subscribers per month. Please tell us if this is a key metric relied upon by management to evaluate the business. If so, please revise your filing on page 55 where your key metrics are identified. Nonetheless, please revise your filing to provide more insight into the underlying reasons for the decrease in this metric. In addition, please revise your filing as appropriate to discuss whether the recent changes in this metric are indicative of a trend that is reasonably likely to occur and what impact this is expected to have on your financial results.

20. We note that you have marketing campaigns and premium services that are billed in advance of services being provided. Please tell us what consideration you gave to providing the disclosures in Item 101(c)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog). Please revise as appropriate.

Contractual Obligations and Commitments, page 70

21. Please revise to disclose the estimated interest payments on outstanding debt obligations within this table. Given that the table is aimed at increasing transparency of cash flow, interest payments may be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to SEC Release No. 33-8350.

Executive Compensation, page 110

22. We note your disclosure on page 112, that Mr. Wolf had an initial annual base salary of $225,000 and that his current annual base salary is $350,000. However, we note that the salary of $325,000 disclosed in the 2012 Summary Compensation Table does not reconcile to the information disclosed on page 112. Please revise or advise.

23. We note your disclosure in footnote 3 of the "Summary Compensation Table" that "[t]he amounts included in the "Non-equity incentive plan compensation" column reflect amounts paid on a discretionary basis pursuant to [y]our cash incentive compensation program for 2012." However, we do not note any discussion of your cash incentive compensation program in your disclosure. Please revise your disclosure to include a discussion of your cash incentive compensation program and elaborate upon the factors used by the compensation committee in determining the amounts to be paid. Refer to Item 402(b) of Regulation S-K.

Everyday Health, Inc. Consolidated Financial Statements, page F-1

General

24. Please note the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

25. Please label your interim financial statements prominently as "unaudited" within pages F-2 to F-5.

Note 2. Significant accounting policies, page F-18

Revenue recognition and deferred revenue, page F-20

26. We note disclosure on page F-21 that you generate revenue from merchandise sales. Please tell us how prevalent this revenue stream was for each reporting period in relation to total revenues. To the extent material, please tell us how you considered separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X. Alternatively, if the product revenue stream is not material to your business, please clarify this in your filing to avoid confusion for the reader.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

               Sincerely,

               /s/ Dietrich A. King for

               Mara L. Ransom
               Assistant Director